

Mail Stop 7010   July 2, 2008

Lu Pingji
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **Re: China Housing & Land Development, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 12, 2008**
> **File No. 333-149746**

Dear Mr. Pingji:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your revised disclosure in response to comment 24 in our letter dated April 11, 2008. However, it still appears that you identify your executive officers and directors in two separate ways: first name first and last name first. Please revise to identify your officers and directors in a consistent manner throughout the entire filing.

About Our Recent Private Placement, page 5

2. We note your revised disclosure in response to comment 6 in our letter dated April 11, 2008. However, please clearly state that you are registering in this Form S-1 the shares of common stock underlying the 5.0% Senior Secured Convertible Notes and the Warrants.

3. We note that you are registering 2,021,440 shares of common stock to be issued upon conversion of the 5% Senior Secured Convertible Notes. Please tell us how you decided to register this number of shares since it appears less than the total number of shares issuable upon conversion of the Notes. Additionally, please tell us why you are registering an amount of common stock that equals at least 125% of the shares issuable upon conversion of the Notes, exercise of the Warrants, and

payment of interest accrued on the Notes. We note that the Notes have a fixed conversion price of $5.57.

Business, page 20

4. In your discussion of the Tsining 24G project on page 24, we note your reference to the hotel square footage. We further note your response to comment 20 in our letter dated April 11, 2008 in which you stated that your properties are apartments and retail space. In light of this response to comment 20, please clarify the reference to hotels on page 24. Additionally, please also clarify or remove references to condominiums, town homes, and single-family homes on pages F-10 and F-37.

Executive Compensation, page 31

5. Please expand your Compensation Discussion and Analysis section to include the following items. See Item 402(b)(1) of Regulation S-K.
   - What the compensation program is designed to reward;
   - Why you choose to pay each element of compensation;
   - How you determine the amount to pay for each compensation element;
   - How each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.

6. On pages 31-32, we note your references to independent compensation advisors, a peer group, benchmarks, financial metrics, performance targets, and individual performance evaluations. Please revise your disclosure to address the following items.
   - Please identify the outside compensation advisors, the members of the peer group, and the applicable benchmarks. See Item 402(b)(2)(xiv) of Regulation S-K.
   - Please disclose the financial metrics used to compare your performance against the peer group.
   - If the achievement of corporate performance targets is material to your decision about any element of compensation, please identify these targets and discuss how specific forms of compensation are structured and implemented to reflect these items of corporate performance. Please also discuss whether discretion can be exercised to award compensation if the relevant goal is not obtained or to reduce or increase the size of any award. See Item 402(b)(2)(vi) of Regulation S-K.
   - Please discuss how the specific forms of compensation are structured and implemented to reflect the executive officer's individual performance, including the elements of individual performance and contribution evaluated. See Item 402(b)(2)(vii) of Regulation S-K.

- Please discuss any policies regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated or adjusted in a way that would reduce the size of the award. See Item 402(b)(2)(viii) of Regulation S-K.

7. It appears from your Summary Compensation Table that you have only paid base salaries in recent years. However, we note your statement on page 31 that you structure executive compensation to ensure that a significant portion is performance-based to create incentives for above-target performance and consequences for below-target performance. Please disclose what kinds of incentive-based compensation you pay to your executive officers, including whether base salary is incentive-based. Additionally, please disclose if and when you anticipate awarding the other forms of compensation referenced in your Compensation Discussion and Analysis section. If you do not anticipate awarding the other forms of compensation in the future, please remove discussion of these forms from the Compensation Discussion and Analysis section.

8. We note that you have entered into employment agreements and severance agreements with certain named executive officers. Please disclose the information contained in these agreements as required by Item 402(j) of Regulation S-K. Please also file these agreements as exhibits to the registration statement.

9. On page 32, we note your disclosure that the compensation committee varies from the vesting rules depending on the facts and circumstances. Please disclose whether you award any type of compensation that is subject to vesting. If any, please disclose the facts and circumstances that may prompt them to vary from the rules and the factors they would consider in this decision.

10. We reissue part of comment 28 in our letter dated April 11, 2008. Under the caption "Compensation Committee Interlocks and Insider Participation," please provide the information required by Item 407(e)(4) of Regulation S-K.

Management's Discussion and Analysis of Results of Operation and Financial Condition, page 35

11. Please provide a management's discussion and analysis of the financial condition and results of operations for the interim period ended March 31, 2008. See Item 303(b) of Regulation S-K.

Consolidated Operating Results, page 36

12. On page 36, we note your discussion of revenues and that you recognize revenue in years when the units are finished and delivered. Please expand your discussion to explain sources of revenue in years in which you did not recognize that

revenue. For example, in the Project Tsining JunJing I, you recognized revenues of $8,964,783 and $10,598,504 in 2007 and 2005, respectively, even though you stated that you recognized all revenue for the buildings in 2006.

Liquidity and Capital Resources, page 40

13. Please discuss your material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K. We note that you have several projects currently under construction and that you have at least one other project under development.

Certain Relationships and Related Transactions, page 44

14. Please disclose all information required by Item 404 of Regulation S-K. Specifically, please provide the information required by 404(a)(5), including the largest aggregate amount of principal outstanding during fiscal year 2007 and the quarter ended March 31, 2008, the amount outstanding as of the latest practicable date, and the amounts of principal and interest paid during fiscal year 2007 and the quarter ended March 31, 2008. Please also provide the information required by 404(b) of Regulation S-K relating to your policies regarding related party transactions.

15. Please update the charts detailing the loans the company and New Land have made with their employees to include amounts through March 31, 2008. Additionally, please disclose whether the chart on page 47 that contains loans from two executive officers are included in the more general chart above or if these are new and separate loan amounts.

Exhibit 5.1 – Legality Opinion

16. Please remove the phrase "solely for your benefit" in the last full paragraph. You may not limit the persons entitled to rely on this opinion.

*   *   *   *

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Howard H. Jiang, Esq.
        Troutman Sanders LLP
        405 Lexington Avenue
        New York, NY 10174